FOR IMMEDIATE RELEASE


Contact:          Denise Bernstein
                  Lehigh Tax Credit Partners III L.L.C.
                  1-800-600-6422 (ext. 2030)


                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER


         NEW YORK, NEW YORK (November 9, 1998) -- LEHIGH TAX CREDIT PARTNERS III L.L.C. (the "Purchaser") has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. III (the "Partnership") for $750 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 7, 1998. As of the close of business on November 9, 1998, 2,188.14 BACs had been tendered to the Purchaser and not withdrawn.

         For additional information, contact Denise Bernstein at 1-800-600-6422.